# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MERRIMACK PHARMACEUTICALS INC, CIK 0001274792
CUSIP: 590328209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: ONE BROADWAY, 14TH FLOOR, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 02/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001758866

## Reporting persons
- ADAR1 Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 902,350; sole dispositive power 0; shared dispositive power 902,350; aggregate amount beneficially owned 902,350 (6.3% of the class)
- ADAR1 Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 902,350; sole dispositive power 0; shared dispositive power 902,350; aggregate amount beneficially owned 902,350 (6.3% of the class)
  Comment: ADAR1 Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Partners, LP. ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 902,350; sole dispositive power 0; shared dispositive power 902,350; aggregate amount beneficially owned 902,350 (6.3% of the class)
  Comment: ADAR1 Capital Management GP, LLC acts as the general partner of ADAR1 Partners, LP. ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
- Daniel Schneeberger: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 902,350; sole dispositive power 0; shared dispositive power 902,350; aggregate amount beneficially owned 902,350 (6.3% of the class)
  Comment: ADAR1 Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Partners, LP. ADAR1 Capital Management GP, LLC acts as the general partner of ADAR1 Partners, LP. Mr. Schneeberger is the Manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC. Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.

## Item 1. Issuer
Name of issuer: MERRIMACK PHARMACEUTICALS INC
Address of issuer's principal executive offices: ONE BROADWAY, 14TH FLOOR, CAMBRIDGE, MASSACHUSETTS, 02142

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons")

i) ADAR1 Partners, LP ("ADAR1 Fund");

ii) ADAR1 Capital Management, LLC ("ADAR1 Capital Management");

iii) ADAR1 Capital Management GP, LLC ("ADAR1 General Partner"); and

iv) Daniel Schneeberger ("Mr. Schneeberger")

This Schedule relates to shares of common stock of the Issuer, par value $0.01 per share ("Shares"), directly held by ADAR1 Fund. ADAR1 Capital Management acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Fund. ADAR1 General Partner acts as the general partner of ADAR1 Fund. ADAR1 Capital Management and ADAR1 General Partner may be deemed to indirectly beneficially own securities held by ADAR1 Fund. Mr. Schneeberger is the Manager of ADAR1 Capital Management and ADAR1 General Partner. Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Fund.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
i) ADAR1 Fund is a Delaware limited partnership;

ii) ADAR1 Capital Management is a Texas limited liability company;

iii) ADAR1 General Partner is a Texas limited liability company; and

iv) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 902,350 Shares.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.30% of the Shares outstanding, based on 14,320,953 Shares outstanding as of October 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 902,350
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 902,350

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ADAR1 Partners, LP: Daniel Schneeberger, Manager of ADAR1 Capital Management GP, LLC, the General Partner of ADAR1 Partners, LP (02/22/2024)
- ADAR1 Capital Management, LLC: Daniel Schneeberger, Manager of ADAR1 Capital Management, LLC (02/22/2024)
- ADAR1 Capital Management GP, LLC: Daniel Schneeberger, Manager of ADAR1 Capital Management GP, LLC (02/22/2024)
- Daniel Schneeberger: Daniel Schneeberger, self (02/22/2024)